January 7, 2014

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re: Alteva, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 18, 2013

File No. 1-35724

Dear Mr. Spirgel:

Alteva, Inc. (“we,” “us,” “our” or the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to David J. Cuthbert, the Company’s Chief Executive Officer, dated December 23, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 7: Goodwill and Intangible Assets, page 48

1. Given the significance of your goodwill balance and the Unified Communications segment’s significant recurring operating losses, please expand your disclosure in future filings to provide robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy and management’s insights and assumptions related to the recoverability of goodwill. Further, we note that the company elected not to perform a qualitative goodwill impairment assessment and proceeded directly to performing a quantitative evaluation. If a reporting unit is at risk of failing step one of the goodwill impairment test, please also disclose the following information for the reporting unit:

• The percentage by which fair value exceeded carrying value as of the most recent step-one test;

• Description of key assumptions used and how the key assumptions were determined; and

• Discussion of any trends or uncertainties associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

The Company understands the request to expand disclosures regarding our impairment testing policy and related insights and assumptions related to the recoverability of goodwill.  The Company will expand its disclosures in its annual report on Form 10-K for the Fiscal Year Ended December 31, 2013 and other future filings.

In addition, if the Company’s Unified Communications reporting unit is at risk of failing step one of the goodwill impairment test, we will include the above mentioned disclosures.

The Company acknowledges:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David J. Cuthbert

David J. Cuthbert
President and Chief Executive Officer
Alteva, Inc.